UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

Floor 15, Yonghe East Building B

No.28 Andingmen East Avenue

Dongcheng District, Beijing, China

+86-13488886502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On January 12, 2022, Baosheng Media Group Holdings Limited’s (the “Company”) wholly-owned Chinese subsidiary, Beijing Baosheng Technology Company Limited (“Beijing Baosheng”), received a final judgment (the “Final Judgement”) from the Beijing No.1 Intermediate People's Court upholding the original judgment issued on July 30, 2021 by the Beijing Haidian People's Court (the “Original Judgment,” together with the Final Judgment, the “Judgments”). According to the Original Judgment, Beijing Baosheng is required to pay the plaintiff, Ms. Chen Chen, RMB10,739,876.5 (approximately US$1,685,000) and court expenses RMB 71,420.72 (approximately US $11,212).

The litigation commenced April 16, 2019, when Ms. Chen Chen filed a lawsuit in the Beijing Haidian People's Court against Beijing Baosheng, with Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng Hong Kong”) named as the third party in the complaint, requesting to be recognized as a 5% equity interest holder in Beijing Baosheng pursuant to an equity ownership agreement Ms. Chen Chen previously entered into with Beijing Baosheng on March 17, 2016 (the “Equity Ownership Agreement”) (the “Equity Ownership Dispute”). Ms. Chen Chen claimed that she had satisfied the conditions set forth in the Equity Ownership Agreement and was accordingly entitled to the 5% equity interest in Beijing Baosheng. Ms. Chen Chen sought to be recognized as 5% equity interest holder in Beijing Baosheng and receive such equity interest, and to be compensated for litigation-related expenses. On June 2, 2020, Ms. Chen Chen voluntarily filed a motion to withdraw this case. On June 16, 2020, the court granted the motion.

In June 2019, Ms. Chen Chen filed another lawsuit in the Beijing Haidian People's Court against Beijing Baosheng seeking to terminate the Equity Ownership Agreement compensation in the amount of RMB47.65 million ($6,838,404), representing the alleged fair market value of the 5% equity interest in Beijing Baosheng to which she claimed title, and for any litigation-related expenses. As requested by Ms. Chen Chen, on July 25, 2019, the Beijing Haidian People's Court issued a freezing injunction, ordering the freezing of the assets of Beijing Baosheng in the amount of RMB47.7 million (the “Freezing Order”).

The chairperson of the board, and the chief executive officer of the Company, Ms. Wenxiu Zhong, executed a guarantee letter (the “Guarantee Letter”) on April 2, 2020. Pursuant to the Guarantee Letter, Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear any and all the economic expenses and losses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute and the Contractual Dispute, including, but not limited to, the amount of damages imposed by the courts, court expenses and attorney fees.

On July 30, 2021, the court issued a judgment ruling that the Equity Ownership Agreement was terminated on October 16, 2020, and requiring Beijing Baosheng to compensate Ms. Chen Chen RMB10,739,876.5 (approximately US$1,685,000). Both parties have appealed the ruling to Beijing No.1 Intermediate People's Court.

Pursuant to the Freezing Order, Beijing Baosheng’s assets in the amount of RMB47.7 million were ordered to be frozen. As required by Freezing Order, Beijing Baosheng’s 100% equity interest in both Horgos Baosheng Advertising Company Limited (“Horgos Baosheng”) and Kashi Baosheng Information Technology Company Limited (“Kashi Baosheng”) were frozen by the court. As a result, Beijing Baosheng’s shareholders may be restricted in: (a) transferring or pledging their equity interests in both entities, (b) receiving dividends from either company, and (c) voting for the dissolution and winding up of either company, the forgiving of matured loans, or other decisions that may impact the value of equity interest of either company.

Pursuant to Beijing Baosheng’s PRC counsel, it is anticipated that upon the satisfaction of the Judgments, the Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) will be reversed and the impacted assets will be unfrozen, accordingly. As of the date of this report, Beijing Baosheng has not fulfilled its obligations under the Judgments, due to the judgment enforcement procedures, however, it is expected that the court will enforce the Judgments within three to six months. According to Ms. Wenxiu Zhong’s Guarantee Letter, once Beijing Baosheng fulfills its obligations under the Judgments, it will request Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: January 31, 2022	By:	/s/ Wenxiu Zhong
	Name:	Wenxiu Zhong
	Title:	Chief Executive Officer